--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                                TPC CORPORATION

                           (Name of Subject Company)

                           POWER ACQUISITION COMPANY
                           PACIFICORP HOLDINGS, INC.
                                   (Bidders)

 CLASS A COMMON STOCK, $.01 PAR VALUE, AND CLASS B COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                   872616107
                     (CUSIP Number of Class A Common Stock)
                               RICHARD T. O'BRIEN
                           PACIFICORP HOLDINGS, INC.
                     PORT OF PORTLAND BUILDING, SUITE 1600
                                700 NE MULTNOMAH
                             PORTLAND, OREGON 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
                                 (503) 294-9500

                            ------------------------

                           CALCULATION OF FILING FEE

         Transaction Valuation*                   Amount of Filing Fee*
              $288,337,918                               $57,668

    *      The transaction valuation assumes the purchase of 21,501,709 shares of Class A Common Stock and Class B Common Stock of TPC Corporation at $13.41 per share in cash, which is based on the number of shares of Common Stock represented by the Company to be outstanding
           (18,004,215) as of March 11, 1997 and the number of shares of Common Stock issuable under outstanding stock options (3,497,494) as of March 11, 1997. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals
           1/50 of one percent of the cash offered by the Bidder.

   / /     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:..........................................................
           Form or Registration No.:........................................................
           Filing Party:....................................................................
           Date Filed:......................................................................

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     14D-1

----------------------------------------------------------------------------------------------------
       1.  Name of reporting person

           Power Acquisition Company
----------------------------------------------------------------------------------------------------
       2.  Check the appropriate box if a member of a group                                  (a) / /
                                                                                             (b) / /
----------------------------------------------------------------------------------------------------
       3.  SEC Use Only

----------------------------------------------------------------------------------------------------
       4.  Sources of Funds

           AF
----------------------------------------------------------------------------------------------------
       5.  Check box if disclosure of legal proceedings is required pursuant to Items 2(e) OR
           2(f)     / /

----------------------------------------------------------------------------------------------------
       6.  Citizenship or place of organization

           Delaware
----------------------------------------------------------------------------------------------------
       7.  Aggregate amount beneficially owned by each reporting person

           None (0)
----------------------------------------------------------------------------------------------------
       8.  Check box if the aggregate amount in row (7) excludes certain shares.                 / /

----------------------------------------------------------------------------------------------------
       9.  Percent of class represented by amount in row (7)

           None (0)
----------------------------------------------------------------------------------------------------
      10.  Type of reporting person

           CO
----------------------------------------------------------------------------------------------------

                                     14D-1

----------------------------------------------------------------------------------------------------
       1.  Name of reporting person

           PacifiCorp Holdings, Inc.
----------------------------------------------------------------------------------------------------
       2.  Check the appropriate box if a member of a group                                  (a) / /
                                                                                             (b) / /
----------------------------------------------------------------------------------------------------
       3.  SEC Use Only

----------------------------------------------------------------------------------------------------
       4.  Sources of Funds

           BK, WC, OO
----------------------------------------------------------------------------------------------------
       5.  Check box if disclosure of legal proceedings is required pursuant to Items 2(e) OR
           2(f)     / /

----------------------------------------------------------------------------------------------------
       6.  Citizenship or place of organization

           Delaware
----------------------------------------------------------------------------------------------------
       7.  Aggregate amount beneficially owned by each reporting person

           None (0)
----------------------------------------------------------------------------------------------------
       8.  Check box if the aggregate amount in row (7) excludes certain shares.                 / /

----------------------------------------------------------------------------------------------------
       9.  Percent of class represented by amount in row (7)

           None (0)
----------------------------------------------------------------------------------------------------
      10.  Type of reporting person

           CO
----------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is TPC Corporation, a Delaware corporation, (the "Company") and the address of its principal executive offices is 200 WestLake Park Boulevard, Suite 1000, Houston, TX 77079.

    (b) The classes of securities to which this statement relates are the Class A Common Stock, $.01 par value per share, and the Class B Common Stock, $.01 par value per share (collectively, the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)1 is incorporated herein by reference.

    (c) The information concerning the principal market in which the Class A Common Stock is traded and the high and low sales prices for the Class A Common Stock in such principal market is set forth in Section 6 ("Price Range of Shares; Cash Distributions") of the Offer to Purchase which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a) - (d) and (g) The name, principal business and address of the principal office of Power Acquisition Company, a Delaware corporation (the "Purchaser"), PacifiCorp Holdings, Inc., a Delaware corporation ("PHI"), and PacifiCorp, an Oregon corporation, is set forth in Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase which is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment of each director and executive officer of Purchaser, PHI and PacifiCorp and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, material occupations, positions, offices or employments during the last five years and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, is set forth in Schedule I of the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) During the last five years none of the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) To the best of Purchaser's and PHI's knowledge, there have been no transactions with the Company required to be set forth in this Item.

    (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a) - (e) The information set forth in the Introduction and Section 11 ("The Merger Agreement; Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; New York Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; Purpose of the Offer; Plans for the Company"), Section 14 ("Certain Legal Matters") and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 10, 11, 14 and 15 of the Offer to Purchase, neither the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The Purchaser is a wholly owned subsidiary of PHI formed for the purpose of making this tender offer. The consolidated financial statements of PHI are set forth in Annex I to this Schedule 14D-1 and are incorporated herein by reference. The consolidated financial statements as of December 31, 1995 and 1994 and for the three years ended December 31, 1995 are audited. The consolidated financial statements as of December 31, 1996 and for the year then ended are unaudited. Audited financial statements for the period ended December 31, 1996 are not currently available and cannot be obtained without unreasonable cost and expense due to the scheduled completion of the audited financial statements.

ITEM 10. ADDITIONAL INFORMATION.

    (a) None.

    (b) - (d) The information set forth in the Introduction and Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Offer to Purchase, dated March 18, 1997.

      (2)  Letter of Transmittal.

      (3)  IRS Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

      (4)  Form of Summary Advertisement, dated March 18, 1997.

      (5)  Form of Notice of Guaranteed Delivery.

      (6)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

      (7)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
           Companies and other Nominees.

      (8)  Press Release, dated March 12, 1997.

      (b)  Not applicable.

   (c)(1)  Agreement and Plan of Merger, dated March 11, 1997, among the Purchaser, PHI and the
           Company.

      (2)  Stockholder Agreement, dated March 11, 1997, among the Purchaser, PHI, Larry W.
           Bickle, J. Chris Jones and John A. Strom.

      (d)  Not applicable.

      (e)  Not applicable.

      (f)  The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 18, 1997            POWER ACQUISITION COMPANY

                                By              /s/ DENNIS STEINBERG
                                     ------------------------------------------
                                                  Dennis Steinberg
                                                     PRESIDENT

                                PACIFICORP HOLDINGS, INC.

                                By               /s/ VERL R. TOPHAM
                                     ------------------------------------------
                                                   Verl R. Topham
                                               SENIOR VICE PRESIDENT

                                    ANNEX I

                   PACIFICORP HOLDINGS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
UNAUDITED FINANCIAL STATEMENTS

  Statement of Consolidated Income and Retained Earnings for the Year
    Ended December 31, 1996...............................................   A-2

  Consolidated Balance Sheet at December 31, 1996.........................   A-4

  Statement of Consolidated Cash Flows for the Year Ended December 31,
    1996..................................................................   A-6

AUDITED FINANCIAL STATEMENTS

  Independent Auditors' Report............................................   A-7

  Statements of Consolidated Income and Retained Earnings for the Years
    Ended December 31, 1995, 1994 and 1993................................   A-8

  Consolidated Balance Sheets at December 31, 1995 and 1994...............  A-10

  Statements of Consolidated Cash Flows for the Years Ended December 31,
    1995, 1994 and 1993...................................................  A-12

  Notes to Consolidated Financial Statements..............................  A-13

                           PACIFICORP HOLDINGS, INC.

                 UNAUDITED STATEMENT OF CONSOLIDATED INCOME AND
                               RETAINED EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                           (IN THOUSANDS OF DOLLARS)

Revenues........................................................................  $   1,332,973
                                                                                  -------------

Expenses
  Operations....................................................................        474,824
  Maintenance...................................................................        141,182
  Administrative and general....................................................        132,172
  Depreciation and amortization.................................................        186,981
  Taxes, other than income taxes................................................         22,496
                                                                                  -------------
    Total.......................................................................        957,655
                                                                                  -------------
Income from operations..........................................................        375,318
                                                                                  -------------

Interest expense and other
  Interest expense..............................................................        164,339
  Minority interest.............................................................          4,187
  Other--net....................................................................          6,521
                                                                                  -------------
    Total.......................................................................        175,047
                                                                                  -------------
Income before income taxes......................................................        200,271
Income tax expense..............................................................         67,074
                                                                                  -------------
Net income......................................................................        133,197
Retained earnings, January 1....................................................        433,662
Common dividends................................................................       --
                                                                                  -------------
Retained earnings, December 31..................................................  $     566,859
                                                                                  -------------
                                                                                  -------------

                 (This page has been left blank intentionally.)

                           PACIFICORP HOLDINGS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                              AT DECEMBER 31, 1996
                           (IN THOUSANDS OF DOLLARS)

                                     ASSETS

Current assets
  Cash and cash equivalents.....................................................  $      15,235
  Accounts receivable (less allowance for doubtful accounts: $942)..............        235,344
  Accounts and notes receivable--affiliates.....................................         32,527
  Inventory, materials and supplies.............................................         73,523
  Finance assets--net...........................................................         40,676
  Other.........................................................................          8,197
                                                                                  -------------
    Total current assets........................................................        405,502
                                                                                  -------------

Property, plant and equipment
  Australian Electric operations................................................      1,361,896
  Telecommunications............................................................      1,670,027
  Other operations..............................................................         68,802
  Accumulated depreciation and amortization.....................................       (800,353)
                                                                                  -------------
    Total property, plant and equipment--net....................................      2,300,372
                                                                                  -------------

Other assets
  Investments in and advances to affiliated companies...........................        351,645
  Intangible assets--net........................................................        888,731
  Finance note receivable.......................................................        214,623
  Finance assets--net...........................................................        425,552
  Real estate investments.......................................................        217,021
  Deferred charges and other....................................................         35,820
                                                                                  -------------
    Total other assets..........................................................      2,133,392
                                                                                  -------------
Total assets....................................................................  $   4,839,266
                                                                                  -------------
                                                                                  -------------

                           PACIFICORP HOLDINGS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                              AT DECEMBER 31, 1996
                           (IN THOUSANDS OF DOLLARS)

                         LIABILITIES AND CAPITALIZATION

Current liabilities
  Long-term debt currently maturing.............................................  $      27,109
  Notes payable and commercial paper............................................        152,198
  Accounts payable..............................................................        147,142
  Accounts and notes payable--affiliates........................................          3,637
  Interest payable..............................................................         55,836
  Taxes payable.................................................................          7,052
  Customer deposits and other...................................................         97,567
                                                                                  -------------
    Total current liabilities...................................................        490,541
                                                                                  -------------
Long-term debt
  Long-term debt................................................................      2,016,246
  Long-term debt-affiliates.....................................................         33,499
                                                                                  -------------
    Total long-term debt........................................................      2,049,745
                                                                                  -------------
Other noncurrent liabilities
  Deferred income taxes.........................................................        429,567
  Unamortized investment tax credits............................................          7,151
  Deferred gain on disposition of subsidiary....................................        173,801
  Other.........................................................................        199,221
                                                                                  -------------
    Total other noncurrent liabilities..........................................        809,740
                                                                                  -------------
Minority interest...............................................................         31,769
                                                                                  -------------
Common equity
  Cumulative currency translation adjustment....................................         12,719
  Common shareholder's capital..................................................        877,893
  Retained earnings.............................................................        566,859
                                                                                  -------------
    Total common equity.........................................................      1,457,471
                                                                                  -------------
Total liabilities and capitalization............................................  $   4,839,266
                                                                                  -------------
                                                                                  -------------

                           PACIFICORP HOLDINGS, INC.

                 UNAUDITED STATEMENT OF CONSOLIDATED CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                           (IN THOUSANDS OF DOLLARS)

Cash flows from operating activities
  Net income.....................................................................  $     133,197
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization................................................        199,920
    Deferred income taxes and investment tax credits--net........................         12,226
    Minority interest and other..................................................        (21,439)
    Accounts receivable and prepayments..........................................        (54,759)
    Inventory, materials and supplies............................................          6,741
    Accounts payable and accrued liabilities.....................................         61,138
                                                                                   -------------
      Net cash provided by operating activities..................................        337,024
                                                                                   -------------

Cash flows from investing activities
  Construction...................................................................       (208,732)
  Operating companies and assets acquired........................................        (45,594)
  Investments in and advances to affiliated companies--net.......................       (153,919)
  Proceeds from sales of assets..................................................         45,407
  Proceeds from sales of finance assets and principal payments...................         55,831
  Purchase of finance assets.....................................................        (13,681)
  Other..........................................................................         (1,480)
                                                                                   -------------
      Net cash used in investing activities......................................       (322,168)
                                                                                   -------------

Cash flows from financing activities
  Changes in short-term debt.....................................................       (388,977)
  Changes in notes with affiliated companies.....................................         (1,829)
  Proceeds from long-term debt...................................................        536,468
  Repayments of long-term debt...................................................       (127,283)
  Other..........................................................................        (39,903)
                                                                                   -------------
      Net cash used in financing activities......................................        (21,524)
                                                                                   -------------
Decrease in cash and cash equivalents............................................         (6,668)

Cash and cash equivalents
  January 1......................................................................         21,903
                                                                                   -------------
  December 31....................................................................  $      15,235
                                                                                   -------------
                                                                                   -------------

Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest.....................................................................  $     215,730
    Income tax payments--net of refunds..........................................          7,305

                          INDEPENDENT AUDITORS' REPORT

PacifiCorp Holdings, Inc.:

    We have audited the accompanying consolidated balance sheets of PacifiCorp Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Notes 1 and 17 to the consolidated financial statements, the Company changed its method of accounting for income taxes and other postretirement benefits in the year ended December 31, 1993.

DELOITTE & TOUCHE LLP

Portland, Oregon
February 13, 1996

                           PACIFICORP HOLDINGS, INC.

                     STATEMENTS OF CONSOLIDATED INCOME AND
                               RETAINED EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                           (IN THOUSANDS OF DOLLARS)

                                                                                1995        1994         1993
                                                                             ----------  -----------  -----------
Revenues...................................................................  $  784,840  $   858,760  $   898,556
                                                                             ----------  -----------  -----------

Expenses
  Operations...............................................................     199,717      297,401      342,391
  Maintenance..............................................................     112,643      117,694      122,024
  Administrative and general...............................................      85,785      101,962      109,145
  Depreciation and amortization............................................     123,604      122,737      124,378
  Taxes, other than income taxes...........................................      16,237       15,891       15,760
                                                                             ----------  -----------  -----------
    Total..................................................................     537,986      655,685      713,698
                                                                             ----------  -----------  -----------
Income from operations.....................................................     246,854      203,075      184,858
                                                                             ----------  -----------  -----------

Interest expense and other
  Interest expense.........................................................      71,555       74,537      107,929
  Gain on sale of Alascom, net of minority interest and goodwill...........     (37,216)     --           --
  Minority interest........................................................       9,960       13,275       11,297
  Other--net...............................................................     (11,470)      (2,345)      (2,993)
                                                                             ----------  -----------  -----------
    Total..................................................................      32,829       85,467      116,233
                                                                             ----------  -----------  -----------
Income from continuing operations before income taxes......................     214,025      117,608       68,625
Income tax expense.........................................................      24,732       29,610        8,087
                                                                             ----------  -----------  -----------
Income from continuing operations before cumulative effect of change in
  accounting principle.....................................................     189,293       87,998       60,538
Discontinued operations (less applicable income tax expense of $26,011)....      --          --            52,406
Cumulative effect on prior years of change in accounting for income
  taxes....................................................................      --          --             1,932
                                                                             ----------  -----------  -----------
Net income.................................................................     189,293       87,998      114,876
Retained earnings, January 1...............................................     278,369      293,025      339,476
Common dividends...........................................................     (34,000)    (102,654)    (161,327)
                                                                             ----------  -----------  -----------
Retained earnings, December 31.............................................  $  433,662  $   278,369  $   293,025
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------

         (See accompanying Notes to Consolidated Financial Statements)

                 (This page has been left blank intentionally.)

                           PACIFICORP HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                         AT DECEMBER 31, 1995 AND 1994
                           (IN THOUSANDS OF DOLLARS)

                                     ASSETS

                                                                                            1995          1994
                                                                                        ------------  ------------
Current assets
  Cash and cash equivalents...........................................................  $     21,903  $     22,785
  Accounts receivable (less allowance for doubtful accounts: 1995/$886 and
    1994/$1,858)......................................................................       169,490       119,967
  Accounts and notes receivable--affiliates...........................................         3,110        34,585
  Inventory, materials and supplies...................................................        79,487        77,693
  Finance assets......................................................................        29,912        27,890
  Taxes receivable....................................................................        53,595         1,042
  Other...............................................................................        10,869        16,566
                                                                                        ------------  ------------
    Total current assets..............................................................       368,366       300,528
                                                                                        ------------  ------------

Property, plant and equipment
  Telecommunications..................................................................     1,592,917     1,572,668
  Electricity distributor.............................................................     1,286,484       --
  Other...............................................................................        65,007        64,921
  Accumulated depreciation and amortization...........................................      (695,564)     (808,288)
                                                                                        ------------  ------------
  Net.................................................................................     2,248,844       829,301
  Construction work in progress.......................................................        30,299        52,667
                                                                                        ------------  ------------
    Total property, plant and equipment--net..........................................     2,279,143       881,968
                                                                                        ------------  ------------

Other assets
  Investments in and advances to affiliated companies.................................       180,634       182,658
  Intangible assets--net..............................................................       761,985       256,552
  Finance note receivable.............................................................       217,492       220,726
  Finance assets......................................................................       453,744       481,940
  Real estate investments.............................................................       179,804       166,475
  Deferred charges and other..........................................................        43,093        41,176
                                                                                        ------------  ------------
    Total other assets................................................................     1,836,752     1,349,527
                                                                                        ------------  ------------
Total assets..........................................................................  $  4,484,261  $  2,532,023
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                           PACIFICORP HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                         AT DECEMBER 31, 1995 AND 1994
                           (IN THOUSANDS OF DOLLARS)

                         LIABILITIES AND CAPITALIZATION

                                                                                            1995          1994
                                                                                        ------------  ------------
Current liabilities
  Long-term debt currently maturing...................................................  $     23,227  $     44,455
  Notes payable and commercial paper..................................................       541,175        21,713
  Accounts payable....................................................................       135,751       134,335
  Accounts and notes payable--affiliates..............................................         1,567         1,700
  Interest payable....................................................................        49,516        30,013
  Customer deposits and other.........................................................       112,722        59,769
                                                                                        ------------  ------------
    Total current liabilities.........................................................       863,958       291,985
                                                                                        ------------  ------------

Long-term debt
  Long-term debt......................................................................     1,542,241       612,176
  Long-term debt-affiliates...........................................................       --              2,062
                                                                                        ------------  ------------
    Total long-term debt..............................................................     1,542,241       614,238
                                                                                        ------------  ------------

Other noncurrent liabilities
  Deferred income taxes...............................................................       412,418       363,146
  Unamortized investment tax credits..................................................         8,877        15,757
  Deferred gain on disposition of subsidiary..........................................       176,612       179,821
  Other...............................................................................       145,596       102,901
                                                                                        ------------  ------------
    Total other noncurrent liabilities................................................       743,503       661,625
                                                                                        ------------  ------------
Minority interest.....................................................................        23,004       107,913
                                                                                        ------------  ------------

Commitments and contingencies (See Notes 5, 12 and 13)

Common equity
  Common shareholder's capital........................................................       877,893       577,893
  Retained earnings...................................................................       433,662       278,369
                                                                                        ------------  ------------
    Total common equity...............................................................     1,311,555       856,262
                                                                                        ------------  ------------
Total liabilities and capitalization..................................................  $  4,484,261  $  2,532,023
                                                                                        ------------  ------------
                                                                                        ------------  ------------

         (See accompanying Notes to Consolidated Financial Statements)

                           PACIFICORP HOLDINGS, INC.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                           (IN THOUSANDS OF DOLLARS)

                                                                                1995         1994        1993
                                                                            ------------  ----------  ----------
Cash flows from operating activities
  Income from continuing operations.......................................  $    189,293  $   87,998  $   60,538
  Adjustments to reconcile income from continuing operations to net cash provided by operating activities
    Depreciation and amortization.........................................       137,217     160,799     177,898
    Deferred income taxes and investment tax credits--net.................        35,491     (79,245)     54,125
    Gain on sale of Alascom, net of minority interest and goodwill........       (37,216)     --          --
    Minority interest and other...........................................       (21,026)       (727)     16,716
    Accounts receivable and prepayments...................................       (43,194)     (1,311)     39,569
    Inventory, materials and supplies.....................................         3,074       4,741      11,112
    Accounts payable and accrued liabilities..............................       (48,684)     42,385     (96,166)
                                                                            ------------  ----------  ----------
      Net cash provided by operating activities...........................       214,955     214,640     263,792
                                                                            ------------  ----------  ----------

Cash flows from investing activities
  Construction............................................................      (123,939)   (150,600)   (105,197)
  Operating companies and assets acquired.................................    (2,002,073)     (5,919)    (17,981)
  Purchase of minority interest of Pacific Telecom........................      (131,469)     --          --
  Investments in and advances to affiliated companies--net................        (7,019)     (9,514)    (46,770)
  Proceeds from sales of assets...........................................        92,925     288,869     600,306
  Proceeds from sales of finance assets and principal payments............        36,589     109,135     168,321
  Proceeds from sale of Alascom...........................................       235,076     105,000      --
  Purchase of finance assets..............................................        (1,210)     (7,793)    (57,684)
  Investment in finance note..............................................       --           --        (225,000)
  Other...................................................................         7,199       4,867      20,746
                                                                            ------------  ----------  ----------
      Net cash (used in) provided by investing activities.................    (1,893,921)    334,045     336,741
                                                                            ------------  ----------  ----------

Cash flows from financing activities
  Changes in short-term debt..............................................       533,104    (268,168)     (2,581)
  Changes in notes with affiliated companies..............................        29,161     (16,130)      1,989
  Proceeds from long-term debt............................................     1,073,135      15,424       5,001
  Capital contribution from parent........................................       300,000      --         125,000
  Dividends paid..........................................................       (34,000)   (102,654)   (161,327)
  Repayments of long-term debt............................................      (173,750)   (153,431)   (557,013)
  Other...................................................................       (49,566)    (31,544)    (29,760)
                                                                            ------------  ----------  ----------
      Net cash provided by (used in) financing activities.................     1,678,084    (556,503)   (618,691)
                                                                            ------------  ----------  ----------
Decrease in cash and cash equivalents.....................................          (882)     (7,818)    (18,158)

Cash and cash equivalents
  January 1...............................................................        22,785      30,603      48,761
                                                                            ------------  ----------  ----------
  December 31.............................................................  $     21,903  $   22,785  $   30,603
                                                                            ------------  ----------  ----------
                                                                            ------------  ----------  ----------

Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest..............................................................  $    126,098  $  138,282  $  177,582
    Income tax payments--net of refunds...................................        44,184     105,523       9,969

         (See accompanying Notes to Consolidated Financial Statements)

                           PACIFICORP HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    PacifiCorp Holdings, Inc. (the "Company") is a wholly owned subsidiary of PacifiCorp. The consolidated financial statements of the Company encompass the wholly owned operations of Pacific Telecom, Inc. ("Pacific Telecom"), a telecommunications operation (formerly 87 percent-owned, see Note 2), Powercor Australia Limited ("Powercor"), an Australian electricity distributor (acquired in December 1995, see Note 2), and PacifiCorp Financial Services, Inc. ("PFS"), a financial services business. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

    Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximates the Company's equity in their underlying net book value.

    The equity method is used to account for those affiliated companies in which the Companies exert significant influence through management agreements, partnership interests or voting stock ownership of 50 percent or less. The Company's proportionate share of income or loss from equity investments is included in other expense.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

REGULATION

    Pacific Telecom is engaged in providing local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states and provides cellular mobile telephone services in six states. Pacific Telecom's sale of its long distance business was completed in August 1995. Pacific Telecom's accounting policies are in conformity with the requirements of the Federal Communications Commission and the regulatory agencies of the various states in which Pacific Telecom operates.

    Powercor is engaged in the distribution of electricity in a portion of suburban Melbourne and the western and central regions of the State of Victoria in Australia. Powercor has been granted an exclusive license to sell electricity to franchise customers whose facilities are in its distribution area, and a nonexclusive state wide license to sell to contestable customers. Customers who are able to choose between retailers are referred to as contestable or nonfranchise customers, while customers who cannot choose between retailers are referred to as franchise customers. Franchise customers will progressively become contestable over the period to January 1, 2001. All customers with loads in excess of 1 MW are now contestable. Other customers will become contestable over the next five years depending on their energy demand level, with substantially all residential customers remaining as franchise customers until January 1, 2001.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

    For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

    Financial statements for foreign subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. If material, the resulting translation adjustments are recorded in common equity.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at original cost. Additions to plant include direct costs and related indirect charges.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are provided using the straight-line method based on the estimated service lives of the various classes of depreciable assets. Depreciation and amortization expense for Pacific Telecom reflects methods prescribed by regulators in its regulated operations and, given Pacific Telecom's operating environment, do not materially differ from estimated useful life determinations used to calculate depreciation estimates of its nonregulated operations. These depreciation estimates and methods are applied consistently in both regulated and public financial statements. Estimates of remaining useful lives for depreciable assets of Powercor are made on a regular basis for all assets with annual reassessments for major items. The composite depreciation rates for depreciable telecommunications plant were 6.1 percent, 6.4 percent and
6.9 percent in 1995, 1994 and 1993, respectively. The depreciation rate decrease in 1994 was mainly due to a rate decrease ordered by the Alaska Public Utilities Commission for Alaska local exchange operations.

INVENTORY VALUATION

    Pacific Telecom's inventory of $60,571 on the North Pacific Cable represents the construction costs for the cable, which are carried at lower of cost or market and charged to income on an average cost per unit basis as capacity in the cable is sold. Material and supplies inventories are generally stated at average cost.

INTANGIBLE ASSETS

    Intangible assets consist of: estimates of license and other intangible costs relating to the electricity distributor in Australia ($311,722 and $29,712, respectively, in 1995); franchises of local exchange and cellular companies ($397,754 in 1995 and $263,156 in 1994); and excess cost over net assets of businesses acquired ($65,050 in 1995 and $41,104 in 1994). These costs are offset by accumulated amortization ($42,253 in 1995 and $47,708 in 1994). Intangible assets are generally being amortized over 40 years.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company will recognize impairments related to intangible assets if the market value of the investment or the investment's ability to return cash to the Company through operations or through sale do not equal or exceed the carrying value of the investment, including related intangible assets.

FINANCE AND LEASE INCOME RECOGNITION

    Direct financing lease revenue is recognized as a constant yield on asset carrying values. Operating lease revenue consists of periodic rentals, primarily monthly. The cost of equipment under operating lease is depreciated on a straight-line basis over the lease term. Leveraged lease revenue is recorded so as to produce a constant yield on the outstanding investments in periods when PFS's net investment in the lease is positive.

ALLOWANCE FOR CREDIT LOSSES

    Given the limited number and relatively large size of individual loan/lease assets, PFS's allowance for credit losses is generally derived from an analysis of each account. As such, PFS's allowance and earnings are subject to a higher degree of volatility than larger more diversified finance companies. PFS's management attempts to control this volatility by subjecting the entire portfolio to the rigorous review standards described below.

    Allowance for credit losses is maintained at a level considered adequate to provide for potential credit losses on finance receivables and leveraged leases based on management's assessment of various factors affecting the receivable portfolio, including: the characteristics of the accounts, the value of underlying collateral, borrower financial condition and projections and past charge off experience. Management also assesses general economic and industry conditions, trends and strategy with respect to under-performing assets.

VALUATION AND IMPAIRMENT CHARGES

    The carrying value of the Company's assets, other than finance receivables and leveraged leases, are evaluated periodically for impairment of carrying value. When necessary, valuation and/or impairment charges are recorded to reduce the assets to estimated net realizable value based on undiscounted cash flows.

REAL ESTATE ASSETS

    Real estate assets are stated at cost. Depreciation is provided under the straight-line method over the estimated useful lives of assets (five to forty-five years).

SALES OF AFFORDABLE HOUSING PARTNERSHIPS

    PFS sells limited partnership interests in its multifamily residential rental projects to unrelated third party corporate investors. PFS has provided indemnifications to the investors regarding the continuing qualification of the partnerships to receive the federal affordable housing tax credits. Accordingly, the sale is not recorded on PFS's books. The gain on the sale is deferred and recognized as income pro rata as the

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) affordable housing credits flow through to the partners. PFS retains rights to the residual value of the project at the conclusion of the federal tax credit period, generally 10 years.

DERIVATIVES

    Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions and firm commitments are deferred and are recognized in income when the transaction occurs.

INCOME TAXES

    The Company and its subsidiaries join with PacifiCorp in the filing of a consolidated federal income tax return. Income taxes are not provided on a separate entity basis, except that the Company has a policy with PacifiCorp in which the Company receives the tax benefits or expenses derived from the consolidation of federal and state tax returns of PacifiCorp and its subsidiaries.

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." This statement requires use of the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of adoption of SFAS 109 resulted in an increase in consolidated net income in 1993 of $1,932.

    Investment tax credits for regulated operations are deferred and amortized over the estimated useful lives of the assets. All other investment tax credits are recognized when utilized.

REVENUE RECOGNITION

    Telecommunications' subsidiaries participate with other telephone companies in access revenue pools for certain interstate and intrastate revenues, which are initially recorded based on estimates. Certain network access revenues are estimated under cost separations procedures that base revenues on current operating costs and investments in facilities to provide such services. These estimates are subject to subsequent adjustment in future accounting periods as refined operational information becomes available. Powercor accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

RECLASSIFICATION

    Certain amounts from prior years have been reclassified to conform with the 1995 method of presentation. These reclassifications had no effect on previously reported net income.

NEW ACCOUNTING STANDARD

    Effective January 1, 1996, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not expect the adoption of this standard in 1996 to have a material effect on its consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

    On December 12, 1995, the Company purchased Powercor, an electricity distributor in Australia, for $1,600,000 in cash and approximately $50,000 of liabilities assumed. Powercor's service territory includes a portion of suburban Melbourne and the western and central regions of the State of Victoria and has approximately 540,000 customers.

    The acquisition has been accounted for as a purchase and the results of operations of Powercor have been included in the consolidated financial statements since December 12, 1995.

    The unaudited pro forma consolidated information as set forth below has been prepared by the Company based upon assumptions deemed proper by it and a preliminary allocation of the purchase price paid as though it had occurred on January 1, 1994. The unaudited pro forma consolidated results of operations are shown for illustrative purposes only and are not necessarily indicative of the future results of operations of the Company, or of the results of operations of the Company that would have actually occurred had the transaction been in effect as of the periods presented. Pro forma adjustments to the Company's results of operations include: interest expense relating to the preacquisition activities was removed and interest expense relating to the acquisition debt was included; depreciation of fixed assets acquired was based on their estimated fair value; and amortization on a straight-line basis over a 40-year life of intangible assets relating to the purchase was included.

                                                                        1995          1994
                                                                    ------------  ------------
                                                                           (UNAUDITED)
Revenues..........................................................  $  1,326,000  $  1,419,700
Net income........................................................       192,800        84,500

    On September 27, 1995, holders of a majority of the 5,300,000 shares of outstanding common stock held by minority shareholders of Pacific Telecom voted in favor of the merger of a wholly owned subsidiary of the Company into Pacific Telecom. Shareholders tendering shares pursuant to the merger were paid a total of $131,000, or $30 per share, and an accrued liability for $28,000 was established to cover estimated amounts payable to dissenters.

    During 1995, Pacific Telecom acquired certain local telephone exchange assets from US WEST Communications, Inc. In February 1995, Pacific Telecom purchased assets in Colorado that serve 53,000 access lines for $202,070. Assets serving 20,000 access lines in Washington were purchased in September 1995 for $92,794 and assets serving 17,000 access lines in Oregon were purchased in October 1995 for $81,500. Funds used for the acquisitions were provided by proceeds from the sale of Alascom, Inc. ("Alascom") and the issuance of Pacific Telecom medium-term notes and short-term borrowings.

    On August 7, 1995, Pacific Telecom closed the sale of the stock of its long distance communications subsidiary, Alascom, to AT&T Corp. ("AT&T"), in a transaction providing $365,500 in proceeds. Under

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

2. ACQUISITIONS AND DISPOSITIONS (CONTINUED) terms of the agreement, AT&T paid $290,500 in cash for the Alascom stock and for settlement of all past cost study issues. AT&T agreed to allow Pacific Telecom to retain the $75,000 transition payment made by AT&T to Alascom in July 1994. AT&T made a down payment of $30,000 to Pacific Telecom upon signing the stock purchase agreement in October 1994. The remaining $260,500 was paid when the transaction closed. Pacific Telecom agreed to provide accounting, data processing and human resource service support for up to 15 months for certain services following the sale to allow for a smooth transition in exchange for telecommunications equipment that Pacific Telecom intends to incorporate in its local exchange operations. The Company recognized an after-tax gain of $37,216 from the sale of Alascom, net of minority interest and write-off of goodwill.

    Condensed financial information for Alascom is as follows:

                                                                            FOR THE YEAR
                                                      7 MONTHS ENDED   ----------------------
                                                       JULY 31, 1995      1994        1993
                                                      ---------------  ----------  ----------
Revenues............................................    $   193,126    $  343,506  $  337,843
Income from operations..............................         36,914        80,651      59,454

    PFS has been selling and liquidating portions of its assets. PFS expects to retain only its tax-advantaged investments in leveraged lease assets (primarily aircraft) and low-income housing projects (included with real estate), which presently represent $472,000 of its assets at December 31, 1995. Asset dispositions in 1995 included sales of 6,000,000 shares of common stock and 100,000 shares of preferred stock of Comdial Corporation ("Comdial"), real estate properties in Portland, Oregon's Lloyd Center district and the majority of PFS's agriculture operations. Asset dispositions by PFS in 1994 included its computer leasing and manufacturing operations and significant portions of its real estate and asset-based lending portfolios. After-tax gains of approximately $13,900 in 1995 and $9,600 in 1994 were recorded on these sales. Cash generated by the sales was used to pay down debt.

    On April 29, 1994, Pacific Telecom completed the sale of PTI Harbor Bay, Inc. and Upsouth Corporation to IntelCom Group, Inc. for 1,183,147 shares of IntelCom common stock and $200 in cash. On October 17, 1994, Pacific Telecom sold its IntelCom stock. Cash proceeds of $15,934 and a gain of $870, net of tax and selling expenses, were recognized in 1994.

    In September 1993, Pacific Telecom sold a cellular property which resulted in proceeds of $2,183 and an after-tax gain to the Company of $700.

3. FINANCE ASSETS

FINANCE RECEIVABLES

    Net finance receivables include amounts for unearned income that are deferred and amortized over the term of the respective receivable so as to produce a constant rate of return.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

3. FINANCE ASSETS (CONTINUED)
    PFS's net investment in finance receivables at December 31 was as follows:

                                                                         1995         1994
                                                                      -----------  -----------
Direct finance leases
  Minimum lease payments............................................  $   153,585  $   163,495
  Unguaranteed residual value.......................................       36,327       37,163
  Unearned income...................................................     (106,710)    (115,674)
                                                                      -----------  -----------
  Total direct finance leases.......................................       83,202       84,984
Notes receivable....................................................       77,360       78,955
Less allowance for credit losses....................................      (26,990)     (26,269)
                                                                      -----------  -----------
  Total.............................................................      133,572      137,670
Less current portion................................................      (14,834)     (11,798)
                                                                      -----------  -----------
Long-term investment in finance receivables.........................  $   118,738  $   125,872
                                                                      -----------  -----------
                                                                      -----------  -----------

    Contractual maturities of finance receivables outstanding at December 31, 1995 were as follows:

                                                                        DIRECT FINANCE
                                                                  ---------------------------
                                                                                   NOTES
                                                                    LEASES      RECEIVABLE
                                                                  ----------  ---------------
1996............................................................  $    8,757     $   6,077
1997............................................................       9,448         4,143
1998............................................................       9,722         4,538
1999............................................................       9,700         9,444
2000............................................................       9,801         5,619
Thereafter......................................................     106,157        47,539
                                                                  ----------       -------
  Total.........................................................  $  153,585     $  77,360
                                                                  ----------       -------
                                                                  ----------       -------

    Nonaccrual finance receivables were $8,160 and $14,564 at December 31, 1995 and 1994, respectively.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

3. FINANCE ASSETS (CONTINUED)
INVESTMENT IN LEVERAGED LEASES

    PFS's net investment in leveraged leases at December 31 was as follows:

                                                                                   1995         1994
                                                                                -----------  -----------
Minimum lease payments receivable (net of principal and interest on third
  party nonrecourse debt).....................................................  $   235,262  $   244,918
Estimated unguaranteed residual value of leased assets........................      178,892      189,793
Less unearned income and investment tax credits...............................     (101,599)    (108,196)
Less allowance for credit losses..............................................      (20,307)     (18,326)
                                                                                -----------  -----------
  Total.......................................................................      292,248      308,189
Less current portion..........................................................       (5,544)      (6,558)
                                                                                -----------  -----------
Long-term net investment in leveraged leases..................................  $   286,704  $   301,631
                                                                                -----------  -----------
                                                                                -----------  -----------

    Deferred income tax liability related to leveraged leases was $275,245 and $283,451 at December 31, 1995 and 1994, respectively.

INVESTMENT IN EQUIPMENT UNDER OPERATING LEASES

    PFS's net investment in equipment under operating leases at December 31 was as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Investment in equipment under operating leases........................  $   89,796  $   94,244
Accumulated depreciation..............................................      (8,460)     (6,773)
Accumulated impairment charges........................................     (23,500)    (23,500)
                                                                        ----------  ----------
  Total...............................................................      57,836      63,971
Less current portion..................................................      (9,534)     (9,534)
                                                                        ----------  ----------
Long-term investment in equipment under operating lease...............  $   48,302  $   54,437
                                                                        ----------  ----------
                                                                        ----------  ----------

    Scheduled payments to be received as rents from equipment under operating leases at December 31, 1995 are as follows:

1996...............................................................  $   9,534
1997...............................................................      6,251
                                                                     ---------
  Total............................................................  $  15,785
                                                                     ---------
                                                                     ---------

SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

    Finance receivables from customers within the aviation industry were $328,135, or 47 percent, and $342,614, or 47 percent, of PFS's total assets at December 31, 1995 and 1994, respectively.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

4. REAL ESTATE INVESTMENTS

    PFS's investment in residential and commercial real estate assets at December 31 was as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Real estate properties................................................  $  204,514  $  202,938
Accumulated depreciation..............................................     (21,810)    (23,116)
Accumulated impairment charges........................................      (2,900)    (13,347)
                                                                        ----------  ----------
  Net investment......................................................  $  179,804  $  166,475
                                                                        ----------  ----------
                                                                        ----------  ----------

5. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

    Investments include ownership interests in cellular partnerships, investments in co-generation projects and various other small investments. The investment balances included interest bearing advances of $20,769 and $19,354 at December 31, 1995 and 1994, respectively.

    Investments in and advances to affiliated companies at December 31 are summarized as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Pacific Telecom cellular partnerships.................................  $   88,812  $   84,316
Comdial Corporation...................................................       9,744      18,047
Cogeneration partnerships.............................................      63,854      58,274
Other.................................................................      18,224      36,820
Valuation reserve.....................................................      --         (14,799)
                                                                        ----------  ----------
  Total...............................................................  $  180,634  $  182,658
                                                                        ----------  ----------
                                                                        ----------  ----------

    During 1995, PFS sold 6,000,000 shares of Comdial common stock for proceeds of $24,000 and recognized an after-tax gain of $8,400. Additionally, during 1995 100,000 shares of Comdial preferred stock held by PFS were redeemed at its par value of $7,500. At December 31, 1995, PFS owned approximately 907,000 shares of Comdial common stock (after a reverse three for one stock split) representing an approximate ownership percentage in Comdial of 11 percent.

    In connection with the ownership of certain equity investments, the Company or its subsidiaries have guaranteed the repayment of outstanding long-term debt and lease commitments aggregating $8,074 at December 31, 1995.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

6. PLANT IN SERVICE

    The plant in service and average depreciable lives by category at December 31 was as follows:

                                                                    AVERAGE
                                                                REMAINING LIFE         1995          1994
                                                              -------------------  ------------  ------------
Pacific Telecom
  Telecommunications plant
    Central office equipment................................              13       $    520,810  $    530,871
    Poles, cable and conduit................................              19            826,075       576,044
    Building and towers.....................................              31             91,331       169,974
    Earth stations..........................................               7              3,148       117,595
    Satellite...............................................                            --             14,183
    Other telecommunications plant..........................              13            128,898       141,886
    Other...................................................                             22,655        22,115
                                                                                   ------------  ------------
      Total Pacific Telecom.................................                          1,592,917     1,572,668

Powercor
    Buildings...............................................              39             41,950       --
    Distribution system.....................................              22          1,208,041       --
    Other...................................................                             36,493       --
                                                                                   ------------  ------------
      Total Powercor........................................                          1,286,484       --
                                                                          --
                                                                                   ------------
Other.......................................................                             65,007        64,921
                                                                                   ------------  ------------
Total plant in service......................................                       $  2,944,408  $  1,637,589
                                                                                   ------------  ------------
                                                                                   ------------  ------------

7. COMMON STOCK

    At December 31, 1995, the Company had 1,000 authorized shares of common stock of which 100 shares were issued and outstanding. Changes in common shares and common shareholder capital are listed below:

                                                                                         COMMON
                                                                                       SHAREHOLDER
                                                                      SHARES ISSUED      CAPITAL
                                                                    -----------------  -----------
Balance, December 31, 1993 and 1994...............................            100       $ 577,893
  Capital contribution by PacifiCorp..............................         --             300,000
                                                                              ---      -----------
Balance, December 31, 1995........................................            100       $ 877,893
                                                                              ---      -----------
                                                                              ---      -----------

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

8. SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

    The Companies' short-term debt and borrowing arrangements are as follows:

                                                       DECEMBER 31                    FOR THE YEAR
                                              -----------------------------  ------------------------------
                                                          AVERAGE INTEREST     AVERAGE    AVERAGE INTEREST
                                               BALANCE        RATE (a)       OUTSTANDING      RATE (b)
                                              ----------  -----------------  -----------  -----------------
1995
  The Company...............................  $  451,175           6.10%      $  57,458            6.03%
  Subsidiaries..............................      90,000           5.90         122,529            6.26

1994
  The Company...............................  $   --             --    %      $  80,508            4.52%
  Subsidiaries..............................      21,713           7.52          14,456            5.21

1993
  The Company...............................  $  265,000           4.29%      $ 155,917            3.88%
  Subsidiaries..............................      24,909           3.46         318,374            3.84

------------------------

(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.

(b) Computed by dividing the total interest expense for the period by the average daily principal amount outstanding for the period.

    At December 31, 1995, the Company had a $500,000 committed bank revolving credit agreement and subsidiaries had agreements totaling $1,300,000. The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At December 31, 1995, subsidiaries had $971,000 of short-term debt classified as long-term. Consolidated commitment fees were approximately $1,000 in 1995, $2,100 in 1994 and $3,500 in 1993.

    The Company's revolving credit agreement restricts the payment of cash and other distributions on common stock. At December 31, 1995, the Company's retained earnings available for these purposes was approximately $400,000.

    Under the terms of certain loan agreements at December 31, 1995, the Company's proportionate share of the retained earnings of subsidiaries available as to the payment of dividends was $242,342.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

9. LONG-TERM DEBT

    The Companies' nonaffiliated long-term debt at December 31 was as follows:

                                                                         1995         1994
                                                                     ------------  -----------
The Company
  Commercial paper and bank lines..................................  $    --       $    50,000

Pacific Telecom
  Commercial paper and bank lines (a)(c)...........................        75,000       25,000
  2%-11.8% First mortgage notes due through 2028...................       137,173      142,766
  9.5% First mortgage notes due through 1999.......................         6,039       16,307
  7.3%-12% Unsecured notes due through 2007........................       246,825      208,525
                                                                     ------------  -----------
    Total..........................................................       465,037      392,598
  Less current maturities..........................................        (5,535)     (15,601)
                                                                     ------------  -----------
    Long-term......................................................       459,502      376,997
                                                                     ------------  -----------

Powercor
  Australian bank bill borrowings (b)(c)...........................       896,242      --
                                                                     ------------  -----------
    Long-term......................................................       896,242      --

PFS
  4.5%-11% Nonrecourse debt due through 2031.......................       142,492      125,699
  6.4%-9.5% Senior debt due through 1996...........................        11,000       22,000
  9.5%-9.8% Senior subordinated debt due through 1998..............         6,000       10,000
  10%-10.2% Junior subordinated debt due through 1998..............         2,000        9,000
                                                                     ------------  -----------
    Total..........................................................       161,492      166,699
  Less current maturities..........................................       (12,914)     (24,217)
    Long-term......................................................       148,578      142,482

Other
  Variable rate notes due 2007 (a).................................        21,357       22,450
  9.7%-9.9% Notes due through 2000.................................         7,966       10,824
  7.5% Nonrecourse industrial development revenue bonds due through
    2007                                                                   13,374       14,060
                                                                     ------------  -----------
    Total..........................................................        42,697       47,334
  Less current maturities..........................................        (4,778)      (4,637)
                                                                     ------------  -----------
    Long-term......................................................        37,919       42,697
                                                                     ------------  -----------
  Long-term debt...................................................  $  1,542,241  $   612,176
                                                                     ------------  -----------
                                                                     ------------  -----------

------------------------

(a) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

9. LONG-TERM DEBT (CONTINUED)
(b) Interest rates fluctuate based on Australian Bank Bill Acceptance Rate. The loan agreement requires that within 90 days of initial drawdown at least 50 percent of the borrowing must be hedged against variations in interest rates for an average life of 3.5 years. In January and February 1996, approximately $450,000 has been hedged at an average rate of 7.7 percent and for an average life of 4.3 years.

(c) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified $971,000 of short-term debt as long-term in 1995.

    At December 31, 1995, approximately $2,558,000 of assets of the Companies secured long-term debt.

    Future obligations on nonaffiliated long-term debt at December 31, 1995 were as follows:

                                                                                   SUBSIDIARIES
                                                                                   -----------
1996.............................................................................   $  23,227
1997.............................................................................      34,697
1998.............................................................................      42,193
1999.............................................................................      97,683
2000.............................................................................     909,290
Thereafter.......................................................................     458,378

    The Company guarantees certain debt of the Leveraged ESOP Trust established under PacifiCorp's K Plus Employee Stock Ownership and Savings Plan ("K Plus Plan"). The amount of the debt guaranteed net of repayment for shares allocated to employees at December 31, 1995 was $12,240. The Company believes this debt will be serviced by the ESOP from employer contributions and dividends. The debt was used to acquire PacifiCorp common stock. Remaining unallocated common shares total 559,543 at December 31, 1995.

    Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flow from operating leases. The noteholders have no additional recourse to the Companies.

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    The Company seeks to reduce net income and cash flow exposure to changing interest and currency exchange rates and commodity price risks through the use of derivative financial instruments. The Company's participation in derivative transactions involves instruments that have a close correlation with its portfolio of liabilities, thereby managing its risk. Derivatives have been designed for hedging purposes and not held or issued for speculative purposes.

    NOTIONAL AMOUNTS AND CREDIT EXPOSURE OF DERIVATIVES--The notional amounts of derivatives summarized below do not represent amounts exchanged and, therefore, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the derivatives, which relate to interest rates, exchange rates or other indexes.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
    The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company's credit policy provides that counterparties satisfy minimum credit ratings. The credit exposure of interest rate, foreign exchange and forward contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

    INTEREST RATE RISK MANAGEMENT--The Company enters into interest rate swaps in managing its interest rate risk. At December 31, 1995, the Companies had four interest rate swap contracts having a notional amount of $69,833. The interest rates on these contracts ranged from 5.7 percent to 8.6 percent. The swap contracts have between two and five years remaining.

    The Company uses interest rate swaps to adjust the characteristics of its liability portfolio by hedging portions of its interest expense, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt.

    In January and February 1996, PacifiCorp Australia LLC entered into 12 interest rate swaps with an aggregate notional amount of $450,000. These swap arrangements effectively fix interest rates on the Australian bank debt used to acquire Powercor at rates ranging from 7.4-7.9 percent. Terms of these arrangements have an average life of 4.3 years. Also in February 1996, the Company entered into interest rate hedges having an aggregate notional amount of $200 million to hedge interest rate fluctuations relating to anticipated debt issuances.

    FOREIGN EXCHANGE RISK MANAGEMENT--In December 1995, the Company entered into three foreign currency exchange agreements, that terminate in 2002, with an aggregate notional amount of $300,000 to hedge a portion of its exposure to fluctuations in the Australian dollar relating to its investment in its Australian subsidiary.

    ELECTRICITY PRICE RISK MANAGEMENT--The Company's Australian subsidiary, Powercor, has entered into forward contracts structured to hedge exposure to electricity price risk on anticipated transactions or firm commitments. Under these forward contracts, Powercor receives or makes payment based on a differential between a contracted price and the actual spot market price of electricity. At December 31, 1995, Powercor had 21 forward contracts with electricity generation companies to exchange payments calculated on notional quantities amounting to approximately 38,000,000 MWh through December 31, 2000. At December 31, 1995, Powercor's average fixed price was $26.59 per MWh compared to an average spot market price of $28.08 per MWh.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of the finance note receivable approximates its carrying value at December 31, 1995.

    The fair value of long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. The fair value of the Company's nonaffiliated long-term debt, including current portion,

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) is estimated to be $1,591,600 or 102 percent of the carrying value of $1,565,468 and $651,200, or 99 percent of the carrying value of $656,631, at December 31, 1995 and 1994, respectively.

    The fair value of interest rate and currency swaps and forward electricity price contracts is the estimated amount the Company would pay to terminate the agreements, taking into account current interest and currency exchange rates, electricity market prices and the current creditworthiness of the agreement counterparties. Termination of the contracts would have resulted in a loss of $3,700 at December 31, 1995 and a gain of $2,500 at December 31, 1994.

12. LEASES

    The Companies lease certain properties under operating leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

    Net rent expense for the years ended December 31, 1995, 1994 and 1993 was $36,890, $42,282 and $46,646, respectively.

    Future minimum lease payments under noncancellable operating leases are $18,834, $12,173, $10,790, $4,811 and $2,678 for 1996 through 2000, respectively.

13. COMMITMENTS AND CONTINGENCIES

    The construction and capital expenditure program is estimated at $585,000 for 1996. This amount includes $377,000 for Pacific Telecom, $69,000 for Powercor, $50,000 for PFS and $89,000 for other companies.

    In December 1995, Pacific Telecom signed an agreement with US WEST Communications, Inc. under which it agreed to purchase certain local telephone exchange assets in Minnesota for approximately $103,000, included in the estimate above. Completion of this transaction will be dependent upon appropriate regulatory approvals, expected to be received during 1996.

    In connection with the sale of PFS's computer leasing assets, certain representations and warranties were given the purchaser. The aggregate maximum potential amount of these claims is $6,500. PFS has deferred a portion of the gain realized until these claims are ultimately resolved.

14. LEGAL PROCEEDINGS

    The Company and certain of its subsidiaries are parties to various legal claims, actions and proceedings, one of which is described below. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, the Company believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

    On September 27, 1995, holders of a majority of the approximately 5,300,000 shares of outstanding common stock held by minority shareholders of Pacific Telecom voted in favor of the merger of a wholly owned subsidiary of the Company into Pacific Telecom. As a result of the merger, the common stock held

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

14. LEGAL PROCEEDINGS (CONTINUED)
by minority shareholders was converted into the right to receive $30 per share in cash, other than shares as to which dissenters' rights were perfected. Former minority shareholders of Pacific Telecom who owned approximately 26 percent of the total outstanding shares held by minority shareholders filed notices with Pacific Telecom asserting dissenters' rights in connection with the merger. Certain of these shareholders have asserted that the fair value of Pacific Telecom's common stock, to which they will be entitled under the dissenters' rights provisions of the Washington Business Corporation Act ("WBCA"), was substantially in excess of the $30 per share paid to the minority shareholders who did not dissent. The process for judicial resolution of dissenting shareholder proceedings is governed by the provisions of the WBCA and, on February 12, 1996, Pacific Telecom filed a petition with the Superior Court of Washington for Clark County in accordance with those provisions.

15. INCOME TAXES

    The Company's effective combined federal and state income tax rate from continuing operations was 12 percent in 1995, 25 percent in 1994 and 12 percent in 1993. The difference between taxes calculated as if the statutory federal tax rate of 35 percent was applied to income from continuing operations before income taxes and the recorded tax expense is reconciled as follows:

                                                                                     1995       1994       1993
                                                                                   ---------  ---------  ---------
Computed federal income taxes....................................................  $  74,909  $  41,163  $  24,019
Reduction (increase) in tax resulting from
  Minority interest..............................................................     (5,680)    (3,859)    (2,807)
  Investment tax credits.........................................................      3,392      7,589      5,190
  Affordable housing credits.....................................................      8,427      8,240      8,705
  Amortization of excess deferred taxes..........................................        451      1,776      2,128
  Excess of tax over book basis..................................................     24,401      1,364     --
  Audit settlement...............................................................     31,355     --         --
  Amortization of goodwill.......................................................     (9,528)    (2,480)    (1,994)
  Other items capitalized and miscellaneous differences..........................      7,421       (322)      (727)
                                                                                   ---------  ---------  ---------
    Total........................................................................     60,239     12,308     10,495
                                                                                   ---------  ---------  ---------
Federal income tax...............................................................     14,670     28,855     13,524
State income tax net of federal income tax expense (benefit).....................     10,062        755     (5,437)
                                                                                   ---------  ---------  ---------
Total income tax expense.........................................................  $  24,732  $  29,610  $   8,087
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

15. INCOME TAXES (CONTINUED)

    The provision for income taxes is summarized as follows:

                                                               1995        1994        1993
                                                            ----------  ----------  ----------
Current
  Federal.................................................  $  (15,443) $   89,934  $  (35,774)
  State...................................................       3,622      18,921     (10,264)
  Foreign.................................................       1,062      --          --
                                                            ----------  ----------  ----------
    Total.................................................     (10,759)    108,855     (46,038)
                                                            ----------  ----------  ----------

Deferred
  Federal.................................................      25,438     (56,225)     57,365
  State...................................................      12,478     (15,431)      1,950
  Foreign.................................................         967      --          --
                                                            ----------  ----------  ----------
    Total.................................................      38,883     (71,656)     59,315
                                                            ----------  ----------  ----------
Investment tax credits....................................      (3,392)     (7,589)     (5,190)
                                                            ----------  ----------  ----------
Total income tax expense..................................  $   24,732  $   29,610  $    8,087
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31 were as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Deferred tax liabilities
  Property, plant and equipment.......................................  $  417,880  $  398,758
  Regulatory asset....................................................         704       8,193
  Other deferred liabilities..........................................      37,757      23,500

Deferred tax assets
  Regulatory liability................................................      (8,900)    (14,195)
  Book reserves not deductible for tax................................     (35,024)    (53,110)
                                                                        ----------  ----------
Net deferred tax liability............................................  $  412,417  $  363,146
                                                                        ----------  ----------
                                                                        ----------  ----------

    During 1995, the Company and the Internal Revenue Service (the "IRS") agreed to a settlement of all issues related to the IRS examination of the Company's federal income tax returns for the years 1983 through 1988. As a result of the settlement, the Company released $32,000 of tax accruals.

    The Company's 1989 and 1990 federal income tax returns are currently under examination by the IRS.

    PFS acquires housing projects that qualify for the low-income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $9,644, $9,644, $9,388, $8,353 and $4,173 for 1996 through 2000, respectively.

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

16. RETIREMENT PLANS

    The Companies have pension plans covering substantially all of their employees. Benefits under plans in the United States are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At December 31, 1995, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

    All permanent employees of Powercor engaged prior to October 4, 1994 are members of Divisions B or C of the Superannuation Fund ("Fund") which provides defined benefits in the form of pensions (Division B) or lump sums (Division C). Both defined benefit Funds are closed to new members. Division B members contribute at 6 percent of superannuation salary, and Division C members can contribute at 0, 3, or 6 percent. During 1995, contributions were made to the Fund at the rate of 10 percent for the defined benefit. The net periodic cost from the date of acquisition to December 31, 1995 is assumed to be zero.

    Net pension cost is summarized as follows:

                                                               1995        1994        1993
                                                            ----------  ----------  ----------
Service cost-benefits earned..............................  $    3,937  $    4,545  $    4,063
Interest cost on projected benefit obligation.............      10,940      10,116      10,144
Actual (gain) loss on plan assets.........................     (32,818)      1,662     (11,474)
Net amortization and deferral.............................      18,945     (16,113)     (1,665)
                                                            ----------  ----------  ----------
Net pension cost..........................................  $    1,004  $      210  $    1,068
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

    The funded status, net pension liability and significant assumptions at December 31 were as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Actuarial present value of benefit obligations
  Vested benefit obligation...........................................  $  206,904  $  112,566
  Accumulated benefit obligation......................................     209,087     113,859
                                                                        ----------  ----------
Projected benefit obligation..........................................     243,285     133,618
Plan assets at fair value.............................................     226,785     131,971
                                                                        ----------  ----------
Projected benefit obligation in excess of plan assets.................     (16,500)     (1,647)
Unrecognized prior service cost.......................................      (2,029)     (2,291)
Unrecognized net (gain) loss..........................................       6,801      (4,374)
Unrecognized net asset................................................      (4,506)     (6,379)
                                                                        ----------  ----------
Net pension liability.................................................  $  (16,234) $  (14,691)
                                                                        ----------  ----------
                                                                        ----------  ----------
Discount rate.........................................................        7.25%    7.5-8.5%
Expected long-term rate of return on assets...........................      8.50-9%     8.75-9%
Rate of increase in compensation levels...............................         5-6%          5%

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

16. RETIREMENT PLANS (CONTINUED)
    The Companies in the United States participate in the K Plus Plan. Under the plan, eligible employees may elect to contribute a portion of their pay, within specified limits, to the plan. The Companies make a matching contribution of 50 percent of the employee's elective contribution. Employee contributions eligible for matching contributions are limited to six percent of compensation.

17. OTHER POSTRETIREMENT BENEFITS

    Pacific Telecom provides health care and life insurance benefits for its eligible retirees on a basis substantially similar to those who are active employees. Effective January 1, 1993, Pacific Telecom adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of postretirement benefits are now accrued over the active service period of employees. The transition obligation, which represents the previously unrecognized prior service cost, was $38,356 at January 1, 1993, and is being amortized over a period of 20 years. Pacific Telecom's policy is to fund annually the maximum amount of postretirement benefit expense that can be deducted for federal income tax purposes. In addition, Pacific Telecom funded $13,254 and $2,429 in 1995 and 1994, respectively, through contributions to restricted trust funds and by directly paying postretirement benefit costs to third parties.

    The net periodic postretirement benefit costs at December 31 are summarized as follows:

                                                                    1995       1994       1993
                                                                  ---------  ---------  ---------
Service costs--benefits earned..................................  $   2,030  $   2,307  $   1,835
Interest cost on accumulated postretirement benefit
  obligation....................................................      5,891      5,836      5,055
Amortization of transition obligation...........................      1,844      1,918      1,918
Net amortization and deferral...................................      1,010       (620)        77
Actual return on plan assets....................................     (1,902)       180       (233)
                                                                  ---------  ---------  ---------
Net periodic postretirement benefit cost........................  $   8,873  $   9,621  $   8,652
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

17. OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    The accumulated postretirement benefit obligations ("APBO") at December 31 were as follows:

                                                                           1995        1994
                                                                        ----------  ----------
Retirees and dependents...............................................  $   43,415  $   37,119
Fully eligible active plan participants...............................      11,677      11,089
Other active plan participants........................................      26,498      22,198
                                                                        ----------  ----------
APBO..................................................................      81,590      70,406
Plan assets at fair value, primarily listed stocks and bonds..........     (21,977)     (8,503)
                                                                        ----------  ----------
APBO in excess of plan assets.........................................      59,613      61,903
Unrecognized prior service cost.......................................         552         675
Unrecognized transition obligation....................................     (29,579)    (34,521)
Unrecognized net loss from changes in assumptions.....................      (6,853)     (1,666)
                                                                        ----------  ----------
Accrued postretirement benefit obligation.............................  $   23,733  $   26,391
                                                                        ----------  ----------
                                                                        ----------  ----------
Discount rate.........................................................        7.25%       8.50%
Estimated long-term rate of return on assets..........................        9.00%       9.00%
Initial health care cost trend rate-under 65..........................       11.00%      11.00%
Initial health care cost trend rate-over 65...........................       10.00%      10.00%
Ultimate health care cost trend rate..................................        4.50%       5.50%

    The assumed health care cost trend rates gradually decrease over eight years. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the postretirement benefit obligation as of December 31, 1995 by $2,238, and the annual net periodic postretirement benefit costs by $267.

18. DISCONTINUED OPERATIONS

    A gain of $52,406 and proceeds of $195,000 were recorded in 1993 relating to the sale of an international communications subsidiary of Pacific Telecom.

19. RELATED PARTY TRANSACTIONS

    The Company and its subsidiaries participate in PacifiCorp's consolidated cash management program. Any funds advanced to/from PacifiCorp are included in accounts and notes receivable/payable-affiliates. These notes are due upon demand and bear interest at a short-term rate as defined under an intercompany loan agreement with PacifiCorp. Net interest income on these advances was $1,656, $1,005 and $1,088 in 1995, 1994 and 1993, respectively.

    PacifiCorp provides certain management services, such as corporate and financial advice and consultation, to the Companies at PacifiCorp's cost. The amounts charged to the Companies were $2,062, $1,726 and $1,759 in 1995, 1994 and 1993, respectively.

    Pacific Telecom's long lines subsidiary recognized approximately $10,001 for the first seven months of 1995, $18,332 in 1994 and $15,852 in 1993 of interstate and intrastate access expense related to its local

                           PACIFICORP HOLDINGS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (DOLLARS IN THOUSANDS)

19. RELATED PARTY TRANSACTIONS (CONTINUED) exchange companies in Alaska. These amounts were recorded as revenue by the local exchange companies and have not been eliminated in the consolidated financial statements.

    Revenues for 1995, 1994 and 1993 include rents from affiliated tenants of $513, $901 and $3,090, respectively. In March 1994, PFS sold one of its office buildings and certain other assets to PacifiCorp for a gross sales price of $47,700 and net cash proceeds of $30,300, after repayment of related nonrecourse debt. The sale of these properties resulted in no gain or loss to PFS.

20. BUSINESS SEGMENTS

                                                                                       AUSTRALIAN
                                                   CORPORATE AND                      ELECTRICITY
                                     CONSOLIDATED      OTHER      TELECOMMUNICATIONS  DISTRIBUTOR     PFS (a)
                                     ------------  -------------  ------------------  ------------  ------------
1995
  Revenues.........................   $  784,840    $    28,166      $    648,596     $     25,870  $     82,208
  Income from operations...........      246,854         28,166           165,311            5,463        47,914
  Depreciation and amortization....      123,604        --                111,934            3,084         8,586
  Capital spending.................    2,264,500        131,743           497,422        1,590,955        44,380
  Identifiable assets..............    4,484,261        409,989         1,626,272        1,750,506       697,494

1994
  Revenues.........................   $  858,760    $    28,512      $    704,962     $    --       $    125,286
  Income from operations...........      203,075         28,512           164,641          --              9,922
  Depreciation and amortization....      122,737        --                104,498          --             18,239
  Capital spending.................      166,033          2,590           152,974          --             10,469
  Identifiable assets..............    2,532,023        406,477         1,400,765          --            724,781

1993
  Revenues.........................   $  898,556    $    16,841      $    702,111     $    --       $    179,604
  Income from operations...........      184,858         16,461           140,817          --             27,580
  Depreciation and amortization....      124,378        --                109,958          --             14,420
  Capital spending.................      169,948          8,426           125,601          --             35,921
  Identifiable assets..............    2,955,141        391,737         1,447,270          --          1,116,134

------------------------

(a) Includes PFS's finance, real estate, manufacturing and agricultural activities.